November 13, 2008


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549



Re:  	Techne Corporation
	Form 10-K for the Year Ended June 30, 2008
	File No. 000-17272



Dear Mr. Rosenberg:

This letter is in response to the comment letter received by us dated November 3, 2008, concerning comments to our Form 10-K for the year ended June 30, 2008.

In connection with this response, Techne acknowledges that:

  - the company is responsible for the adequacy and accuracy of the disclosures in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.



COMMENT AND RESPONSE:

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. Comment: Although you discuss increased sales volume and the impact of foreign exchange rate changes on net sales, you do not appear to discuss the impact of price changes or new product offerings on your net sales. Please revise your disclosure to separately discuss the impact of price changes, volume changes, foreign exchange rate changes and new product offerings on your net sales. See Item 303(a)(3)(iii) of Regulation S-K.

    Response: The Company currently has over 12,000 biotechnology products (94% of consolidated sales). The average annual sales per biotechnology product is approximately $20,000 with no one single product having annual sales over $3.0 million (less than 1.2% of consolidated sales). Therefore, price changes to an individual or a small group of products would not have a material effect on sales.

    The Company very seldom does across-the-board price increases. The most recent was January 1, 2006 (mid-fiscal 2006) and the effect on sales increases was disclosed on in the 10-K for fiscal 2006 and 2007 and included on page 17 of the 10-K for June 30, 2008: "Approximately $1.2 million of the increase in biotechnology net sales for fiscal 2007 was the result of price increases." The Company will continue to disclose the effect of price changes on sales if the amount is material.

    The Company releases 1,300 to 1,500 new products each year. We will revise our future disclosures to include the effect of new products on sales revenue beginning in the 10-Q for the quarter ended December 31, 2008 as follows:

    "Included in consolidated net sales for the quarter and six months ended December 31, 2008, was $x,xxx and $x,xxx of sales of new biotechnology products which had their first sale in fiscal 2009."


Market Risk, page 23

2. Comment: On page 10 you indicate that approximately 31% of your revenues are denominated in foreign currency. It appears that a significant percentage of your revenues in the future are expected to be denominated in foreign currencies. Please revise your disclosure to indicate the amount of trade receivables and accounts payable denominated in foreign currencies and provide either the tabular presentation, a sensitivity analysis or the value at risk disclosures for your foreign currency exchange rate exposures as required by Item 305(a) of Regulation S-K. Otherwise, please explain to us why these disclosures are not warranted.

    Response:   We will revise our disclosure beginning in the 10-Q for the quarter ended December 31, 2008 to include the following:

    "The Company's exposure to foreign exchange rate fluctuations also arises from trade receivables and accounts payables denominated in foreign currencies. At December 31, 2008, the Company had the following trade receivable and accounts payable denominated in foreign currencies (in thousands):
                                 In                     In
                          Foreign Currency          U.S. Dollars
                          ----------------          ------------
    Accounts Receivable:
      Euro                       x,xxx                   $x,xxx
      British pound	         x,xxx                    x,xxx
      Chinese yuan                 xxx                       xx

    Accounts Payable:
      Euro                         xxx                  $   xxx
      British pound              x,xxx                    x,xxx
      Chinese yuan               x,xxx                      xxx

    Intercompany payable:
      Euro                         xxx                  $   xxx
      British pound              x,xxx                    x,xxx
      Chinese yuan               x,xxx                      xxx

    All of the above balances are revolving in nature and are not deemed to be long-term balances."



Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements  L. Segment Information, page 39.

3. Comment: Please revise the geographic information to exclude intangible assets from the table presented here. Refer to question 22 in the FASB Implementation Guide to FAS131.

    Response: We will exclude intangible assets from the geographic information beginning with the 10-K for fiscal 2009.


4. Comment: Please revise your disclosure to provide your revenue for each group of similar products and services or tell us where you have made this disclosure in your financial statements. Please see paragraph 37 of SFAS 131. Although you offer over 12,000 biotechnology products, it appears that the groupings of cytokines and enzymes, antibodies, assay kits, clinical diagnostic kits, flow cytometry products and cell signaling products you disclose in Business on page 4 would be appropriate.

    Response: SFAS 131 paragraph 37 states: "An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so."

    The Company considers all of its biotechnology products as one group of similar products. These products are all biological reagents, have similar gross margins and are sold to the same customer base who use them in research and/or diagnostic activities. The products outlined on page 4 are all interlinked. Cytokines/enzymes are used to produce antibodies. Cytokines and antibodies are sold separately, but also are raw materials used in the assay and clinical diagnostic kits. Flow cytometry products are labeled antibodies. Based on the above, the Company believes its current disclosure is appropriate.

          ************

We hope that we have adequately addressed your Comment Letter dated November 3, 2008.

Sincerely,

/s/ Thomas E. Oland

Thomas E. Oland
President and Chief Executive Officer

/s/ Gregory J. Melsen

Gregory J. Melsen
Chief Financial Officer

Cc:  Travis Rabe, KPMG
     Melodie Rose, Fredrikson & Byron